UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- March 2025	2

The financial information related to January-March 2025 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CET on 14th May 2025.

For more information, please contact:
Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q1 2025 Financial Results                       14th May 2025
Operational progress
Highlights
•Customer focus, next generation networks (y-o-y)
◦354m accesses (+9% in FTTH, +1% in contract mobile)
◦More satisfied and engaged customers (NPS hits new high to 35 score)
◦Fibre continued expansion to 80.0m PPs (+13%), 75% 5G coverage in core markets (+11 p.p.)
•Strengthening leadership across core units (y-o-y organic)
◦Spain; positive net adds, growth acceleration; revenue +1.7% (+0.4 p.p. q-o-q), EBITDAaL +1.0% (+0.9 p.p.)
◦Brazil grows above inflation. Revenue +6.2%, EBITDA +8.0% (margin +0.7 p.p.), EBITDAaL-CapEx accelerates to +14.5%. Leaders in mobile (quality and coverage) and fibre (greatest capillarity)
◦Operating leverage improves in Germany (EBITDAaL-CapEx +4.8%, margin +0.8 p.p.). Net adds momentum continue in O2 mobile and good customer demand in fixed
•Group Financials (y-o-y organic)
◦Revenue +1.3% supported by service revenue (+1.5%). B2B and B2C up +5.4% and 1.8% respectively
◦Profitability growth; EBITDA +0.6% and EBITDAaL-CapEx +0.4%
◦EBITDAaL-CapEx improves in Spain (+2.0%), Brazil (+14.5%) and Germany (+4.8%)
◦Hispam drag (detracts 1.0 p.p. to EBITDA and 3.4 p.p. to EBITDAaL-CapEx), more steps taken to reduce exposure
•On track to fulfil 2025 guidance
◦Q1 results aligned with internal expectations
◦FCF affected by FX in operating FCF and seasonality in WC and leases. Temporal uptick in leverage
•Update on strategic review in H2 25
•We continue executing
◦Sale of T. Argentina to Telecom Argentina in Feb-25
◦Sale of all shares in T. Colombia (67.5%) in Mar-25 to Millicom, subject to certain closing conditions
◦Sale of ~99.3% of shares of Telefonica del Perú in April-25. In addition, Telefónica Hispam has sold to the same buyer the financial credit against Telefónica del Perú from the credit facility agreement dated Feb-25

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Unless stated otherwise, CapEx excludes spectrum.

Emilio Gayo, COO Telefónica
“Whilst we embark into our strategic review, Q1 results reflect continued execution. We have a more engaged and satisfied customer base, leveraging on our enriched commercial propositions and leadership infrastructures. We maintain solid fundamentals and improved operational performance, delivering organic growth at Group level in revenue, EBITDA and EBITDAaL-CapEx. In parallel, we continue taking relevant steps in reducing our exposure to Hispam, as reflected with the recent sale of Telefónica Argentina and Telefónica del Perú and the signing of the sale of Telefónica Colombia.
Our performance in Q1 is aligned with expectations, while FCF reflects regular seasonality. Group performance should improve throughout the year, being on track to meet our 2025 guidance. During H2 25 we will present and communicate the conclusions from the strategic review we are conducting."

Outlook
2025 guidance (organic1)
•Revenue: organic growth y-o-y (Q1 25 +1.3%)
•EBITDA: organic growth y-o-y (Q1 25 +0.6%)
•EBITDAaL-CapEx: organic growth y-o-y (Q1 25 +0.4%)
•CapEx/Sales: < 12.5% organic (Q1 25 10.1%)
•FCF: similar to 2024 (FCF continuing operations Q1 25 -€205m)
•Leverage reduction (Mar-25 2.67x)
Shareholder remuneration confirmed for 2025
•Second tranche of 2024 dividend of €0.15 per share in cash to be paid the 19th of June 2025
•2025 dividend of €0.30 per share in cash will be paid the 18th of December 2025 (€0.15) and June 2026 (€0.15)

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(1) Criteria for 2025 guidance: organic, assumes constant FX (average in 2024), excludes the contribution to growth from Venezuela, considers constant perimeter of consolidation and does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx ex-spectrum. Reported FCF from continuing operations excludes spectrum payments.

Telefónica Group Main KPIs

	Q1 25
	(€m)	y-o-y % Chg	y-o-y % Org Chg

Revenue	9,221	(2.9)	1.3
EBITDA*	3,014	(4.2)	0.6
EBITDAaL*-CapEx	1,412	(4.9)	0.4
CapEx / Sales organic	10.1%		(0.4) p.p.
FCF from continuing operations	(205)	n.s.
Net Financial Debt	27,049	(4.9)
Net Income from continuing operations	427	(26.0)

	Q1 25 (€m)	y-o-y % Chg	y-o-y % Org Chg
Revenue	9,221	(2.9)	1.3
Telefónica España	3,170	1.7	1.7
Telefónica Brasil	2,337	(7.2)	6.2
Telefónica Deutschland	2,056	(2.0)	(2.0)
Telefónica Hispam	1,245	(8.6)	(3.4)
Other companies & eliminations	413	3.4	1.9
EBITDA*	3,014	(4.2)	0.6
Telefónica España	1,128	1.0	1.0
Telefónica Brasil	964	(5.7)	8.0
Telefónica Deutschland	640	(2.0)	(2.0)
Telefónica Hispam	258	(16.0)	(9.8)
Other companies & eliminations	25	(46.1)	(61.5)
EBITDAaL*	2,350	(5.6)	(0.9)
Telefónica España	968	1.0	1.0
Telefónica Brasil	748	(5.7)	8.0
Telefónica Deutschland	451	(4.0)	(4.0)
Telefónica Hispam	159	(28.9)	(21.8)
Other companies & eliminations	24	(46.2)	(61.9)
CapEx	938	(6.7)	(2.8)
Telefónica España	334	(0.8)	(0.8)
Telefónica Brasil	303	(13.0)	(0.3)
Telefónica Deutschland	203	(12.9)	(12.9)
Telefónica Hispam	65	12.3	4.1
Other companies & eliminations	32	14.5	12.9

Spectrum	29	(51.5)	(87.0)

EBITDAaL*-CapEx	1,412	(4.9)	0.4
Telefónica España	634	2.0	2.0
Telefónica Brasil	444	(0.1)	14.5
Telefónica Deutschland	247	4.8	4.8
Telefónica Hispam	93	(43.3)	(30.9)
Other companies & eliminations	(8)	c.s.	c.s.

	Mar 25 (thousands)	y-o-y % Chg
Total Accesses	353,519	0.3
o/ w FTTH	15,794	8.8
o/ w Contract	120,582	0.9
o/ w Pay TV	8,779	(1.2)
o/ w Wholesale	28,525	7.9

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(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.

Operational, infrastructure and IT performance
Total accesses grew 0.3% y-o-y to 354m as of March-25, with FTTH and mobile contract growing 9% and 1%, respectively.
Telefónica continued making steady progress in its Hyper-Automation strategy through the Autonomous Network Journey (ANJ) program (evolution of networks toward disaggregated, software-based, and AI-powered architectures). The program is enabling networks to be configured, monitored, maintained, and protected autonomously. In parallel, progress is noticeable in implementing the Networks and Systems data strategy to feed AI models resulting into greater operational efficiency and improved predictive capacity.
As an example, the Fractal project in Brazil, is transforming network design and planning, eliminating the need for manual inventory queries, and accelerating deployment times (from an average of 60 days to less than a week). This positioned the Co. as the first operation in the group to achieve Level 4 autonomy in transmission network creation and planning, according to the TM Forum standard.
Other initiatives to highlight are in Spain, a solution to identify and correct network interruptions ensuring optimal quality; and in Germany, an advanced AI-based algorithm for automatically identify errors in networks and predict failures in critical services.
Furthermore, as announced at Mobile World Congress 2025, Telefónica opened a dedicated Centre of Excellence for Quantum Technologies, focused on practical applications in cybersecurity and network optimization. In collaboration with global technology partners this Centre will accelerate the development of disruptive solutions that strengthen data encryption and improve the energy efficiency of the networks.
Likewise, the Open Gateway project led by Telefónica and the GSMA continued standardising the access to telecom networks functions through open APIs. It currently reaches 284 operators (78% of global mobile connections), 257 commercial APIs launched in 27 markets, with the company Aduna as a vehicle to scale API commercialization globally. At the MWC 25 several agreements with leading technology firms were announced strengthening the application of Open Gateway APIs; i) Telefónica and TikTok extend the scope of their collaboration to include Europe and the new 'Age Verification' API; ii) Cabify announced that its app will use the Number Verification API during the registration process; iii) Google Cloud will integrate Number Verification API within the capabilities of Google Firebase, a platform with over 3 million active developers.
Telefónica leads copper switch-off in Europe with the switched-off of the retail copper network in Spain following the closure of more than 90% of the initial 8,532 COs (7,820 closures until Mar-25). Due to regulatory issues, remaining facilities (~700) will be closed by May-25. Telefónica is the global leader in fibre, offering the best carrier solution for the next 50 years (XGS-PON ready), covering by Mar-25 170.9m UBB PPs, +4% y-o-y. Out of these, 80.0m are FTTH PPs (+13% y-o-y) including 28.6m PPs of our FibreCos (+17% y-o-y). As such, total FTTH PP increased in Q1 25 by 1.5m PPs, 37% of them rolled out through FibreCos.
As of March, 5G coverage reached 92% in Spain, 98% in Germany, 62% in Brazil and 77% in the UK. T. España reached 2,000 towns with high-performance 5G (3,500MHz band), making it the leading mobile network in the country. Besides that, 5G Stand Alone core has already been fully deployed in our core markets.
Thanks to initiatives such as RAN reduction and switch-offs in legacy, we have been able to reduce energy consumption at Group level despite the strong traffic increase, aiming the goal of reducing the ratio of consumption per unit of traffic by 95% by 2030. All these are key to achieve the goal of net zero emissions by 2040 across the value chain.

Financial performance
Income Statement
Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025, and Telefónica Peru’s assets and liabilities have been reclassified as held for sale at March 31, 2025 after its sale on April 13, 2025. According to IFRS, Telefónica Argentina and Telefónica del Perú have been reported as discontinued operations within the Telefónica Group and 2024 results have been revised accordingly.
Q1 25 was affected by the y-o-y depreciation of the Brazilian reais vs. the euro. FX moves negative impact was €388m in revenue and €138m in EBITDA*. At FCF from continuing operations was €21m. At net debt was also negative (€242m, €308m at net debt plus leases) due to the Brazilian reais appreciation since Dec-24.
Revenue decreased 2.9% y-o-y to €9,221m in Q1 25, with FX moves detracting 4.1 p.p. In organic terms, increased by 1.3% supported by 1.5% y-o-y growth in service revenue. Handset sales were flat at -0.4%.
B2C revenue increased 1.8% y-o-y in Q1 25 (€5,580m, 61% of total) on the back of top-tier connectivity and a relevant digital product range included in our value proposition and supported by strong brands.
B2B revenue steadily advanced by 5.4% y-o-y in Q1 25 (€2,043m, 22% of total), following a strong end of 2024, with Corporate and SME segments growing at 5.0% y-o-y and 6.5% y-o-y respectively. Core markets performance was very solid and IT revenue continued to deliver double-digit y-o-y growth.
Wholesale & Partners and Others revenue declined 5.1% y-o-y in Q1 25 (€1,598m, 17% of total) reflecting the headwinds from B2P transformation in Germany that had been anticipated. Nevertheless, Telefónica secured in previous months well-established long-term wholesale contracts in Spain, Germany, and the UK that enhanced wholesale sustainability.
Other income (€380m in Q1 25) included a €96m capital gain related with the sale of 20% stake in Nabiax (data centre business). In organic terms, increased 6.1% y-o-y.
Operating expenses decreased 1.2% y-o-y to €6,535m in Q1 25, and were affected restructuring costs (€52m mainly in Other Co. and Eliminations) and FX moves. In organic terms, OpEx increased 1.9% y-o-y on higher supplier costs.
Impairments and losses on disposal of assets: €8m in Q1 25.
Earnings before depreciation and amortisation (EBITDA)* fell 4.2% y-o-y in Q1 25 to €3,014m, with 4.4 p.p. of FX drag. In organic terms, grew 0.6%; growth in Brazil and Spain offset a lower Hispam, Germany and Other Co. & Eliminations.
EBITDA* margin at 32.7% in Q1 25 (-0.2 p.p. y-o-y organic).
EBITDAaL* fell 5.6% y-o-y to €2,350m in Q1 25. In organic terms, slightly decreased by 0.9%.
Depreciation and amortisation fell 3.4% y-o-y to €1,949m in Q1 25 impacted by the FX moves.
Share of profit of investments accounted for by the equity method amounted to -€113m in Q1 25, compared to +€45m in Q1 24, mainly due to lower results of VMO2, including the change in fair value of derivatives.
Net financial expenses declined 16.1% y-o-y to €361m in Q1 25 mainly due to cost containment in Europe and a positive evolution in Brazil and Hispam.
Corporate tax expenses increased to €174m in Q1 25 (€136m in Q1 24) mainly explained by DTAs reversal in Germany.
Profit attributable to minorities from continuing operations: €34m in Q1 25, in line vs. Q1 24 of €31m.
Net income from continuing operations amounted to €427m in Q1 25, with earnings per share of €0.06, affected by +€94m capital gains, -€39m restructuring and -€172m of other impacts. Adjusted, decreased 18.7% y-o-y to €544m (EPS -20.9% to €0.08).
Profit from discontinued operations of -€1,732m in Q1 25, included -€1.2bn from Argentina (mainly -€1.1bn accumulated negative translation differences) and -€0.5bn from Peru (mainly the impact from the loan granted, capital loss from the sale and company results). Minorities from discontinued operations was -€1m in Q1 25. This resulted in net income from discontinued operations of -€1,731m (EPS of -€0.31).

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(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.

Free Cash Flow
EBITDA*-CapEx declined -3.0% y-o-y to €2,077m, EBITDAaL*-CapEx -4.9% to €1,412m, affected by the FX impact. In organic terms, grew +2.3% and +0.4% respectively.
CapEx declined 6.7% y-o-y to €938m, down 2.8% y-o-y organic in Q1 25. Spectrum accrued was €29m (Hispam) while payments amounted to €78m (€30m Spain, €27m Hispam, €21m Germany). CapEx/Sales organic fell 0.4 p.p. to 10.1%.
Working capital consumed €546m in Q1 25, due to seasonality impacts (mainly CapEx and personnel payments). Working capital consumption was €75m higher y-o-y mainly on Q1 24 positive effect of prepayments made in 2023.
Interest payments were up 12.7% y-o-y to €498m mainly due to a different calendarisation (higher concentration of payments in Europe in Q1 25 vs. Q1 24). The effective cost of debt related interest payments (L12M) decreased to 3.49% as of Mar-25 (3.64% in Mar-24).
Dividends received were €7m and €8m paid to minority shareholders in Q1 25 (€8m and €7m in Q1 24, respectively).
Tax payments remained virtually stable y-o-y (€170m in Q1 25, €158m in Q1 24), while lease principal and interest payments increased 11.3% y-o-y to €838m in Q1 25 mainly due to seasonal impacts.
Pre-retirement commitments were in line y-o-y (€230m in Q1 25, €234m in Q1 24) and there were no hybrid coupon payments in Q1 25 (€65m in Q1 24).
Thus, free cash flow from continuing operations reached -€205m in Q1 25 (-€13m in Q1 24).
Free cash flow from discontinued operations: -€153m in Q1 25 (-€11m in Q1 24) included the Argentina and Peru FCF.
Total free cash flow amounted to -€358m in Q1 25 (-€25m in Q1 24).
Funding and financing
Net financial debt decreased by €112m in Q1 25, to €27,049m as of Mar-25, due to the sale of T. Argentina of €0.9bn and the sale of 20% of Nabiax of €0.2bn, partially offset by free cash flow seasonality (-€436m from continued and discontinued operations including spectrum payments), shareholder remuneration of €202m and other net factors of €148m (mainly due to the BRL appreciation since Dec-24).
Lease liabilities amounted €8,010m as of Mar-25, down 3.2% in Q1 25 mainly due to higher principal payments than ROU additions. Net financial debt including lease liabilities amounted to €35,060m as of Mar-25.
In Q1 25, Telefónica Group raised long term financing by €6,780m and VMO2 raised €485m equivalent.
Financing activities in Q1 25 included:
•In Jan-25, Telefónica completed the refinancing of its main syndicated facility of €5,500m and extended its maturity to 5 years, with two annual extension option, up to a maximum maturity of 7 years (Jan-32). In addition, Telefónica successfully placed a senior bond for an amount of €1bn with a 9-year maturity, annual coupon of 3.724%, and signed a €125m bilateral loan with maturity in Jan-35
•In Feb-25, T. Chile signed a €58m bilateral loan with maturity in Feb-28, and in Mar-25, Colombia Telecomunicaciones signed a $100m bilateral loan with maturity in Apr-26
Telefónica financing activity allowed to maintain a solid liquidity position of €20,413m (€10,274m of undrawn committed credit lines; €9,487m maturing over 12M). As of Mar-25, the Group has covered debt maturities over the next three years and the average debt life stood at 11.5 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,500m as of Mar-25.

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(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.

Sustainability performance
Telefonica’s approach to sustainability is pragmatic and focused on reducing risk and delivering value. Our objectives are aligned with the UN SDGs. For Q1 25, we highlight:
“E” Environmental: Building a greener future (SDG #7, #9, #11, #13)
•Hedging energy costs via renewables: with the start of supply from the PPA in Germany (~350 GWh/year), the share of electricity consumption covered by PPAs will reach ~30% at Group level in 2025 (22% in 2024).
•Helping customers decarbonise: launched upgraded AI-driven solutions, e.g., Smart Steps outdoor lighting (up to -30% energy consumption), or Keyless enhanced fleet management (fuel savings + lower emissions).
“S” Social: Helping society thrive (SDG #8, #9, #10, #11)
•Connecting more communities: 98% 4G population coverage in core markets.
•Protecting customers: Telefónica’s new cybersecurity services (Protección Digital and Protección Digital Integral) blocked a total of 7.8m threats for SME and retail customers in Spain.
•Monitoring risk: Strengthened supply chain due diligence via sector initiative, using direct feedback from workers at potential high-risk manufacturing sites.
“G” Governance: Leading by example (SDG #5, #10, #16)
•Balanced and diverse Board: 40% women; 53% independents.
•Shareholder confidence: All resolutions approved at the General Shareholders’ Meeting.
•Fiscal Transparency Report published: Total tax contribution of €8.4bn in FY 24.
As shown in the socio-economic contribution report published for FY24, Telefónica’s activities have generated a positive impact in the communities where it operates both directly and indirectly, via the multiplier effect it has on society and other industries. These efforts reflect Telefónica’s ability to drive sustainability in society and highlights its contribution to UN SDGs.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

33%	of total Telefónica Q1 25 organic revenue	36%	of total Telefónica Q1 25 organic EBITDA

Key messages
•Acceleration in y-o-y access growth
•Acceleration in y-o-y EBITDAaL growth (+1.0%)
•Fiberpass went live in March

Operating performance
Telefónica España's results in Q1 25 showed a positive commercial performance (net adds increased y-o-y in all main services), higher revenue growth (+1.7% y-o-y), and improved profitability (EBITDAaL +0.9 p.p. vs. Q4 24), all as a result of the Company's focus on delivering an excellent service.
Several actions focused on increasing value were implemented during the quarter; the price increase of the Movistar brand in mid-January, the renewal of the Fusión Digital portfolio for companies in February, and the launch of Fiberpass, the fibre marketer resulting from the alliance with Vodafone, on 1st March with a network of 3.65m PPs and 1.4m connected customers.
T. España remains committed to responsible digitalisation through various initiatives. In the environmental area, Movistar Plus+ already has 20 series certified with ISO carbon footprint certification and has reduced the acoustic impact of network deployment and dismantling by 30% y-o-y. In the social sphere, Movimiento Azul continues to promote digital inclusion, the responsible use of technology and care for the planet, through training, workshops and educational content, with initiatives such as the "Voces" programme.
Accesses grew 5% y-o-y due to the high contribution of new IoT lines (+40% y-o-y) and the incorporation of new wholesale accesses from Fiberpass. The main retail accesses posted net adds at a good level which enabled the y-o-y growth rate to accelerate; FBB accesses (+1.7%, +0.2 p.p. vs. Q4), mobile contract (+2.0%, +0.4 p.p. vs. Q4) and TV (+4.5%, +1.7 p.p. vs. Q4). TV net adds (+66k) were the best in more than 6 years, and penetration of the full speed (1 Gbps) in the retail fibre base exceeded 50%.
The convergent base added 5k customers in Q1 25 and grew 0.5% y-o-y (in line with Q4 24), supported by a low churn rate (0.9%) which remained stable y-o-y despite the price upgrade in January. The latter helped ARPU to increase 0.2% y-o-y to €92.3 (+€1.7 vs. Q4 24). Both figures translate into an average convergent customer value well above the market average.
Financial performance
Revenue growth accelerated in Q1 25 (+1.7% y-o-y, +0.4 p.p. vs. Q4 24) due to higher handset sales (+17.7% y-o-y; +8.8 p.p. vs. Q4 24, on a more favourable comparable) and sustained growth in service revenues (+1.0% in line with Q4 24).
Retail revenues increased 2.6% y-o-y in Q1 25 (-0.6 p.p. vs. Q4 24) driven by the larger customer base, price increases and solid IT sales, although showing some sequential deceleration due to the strong performance of IT in Q4 24. Wholesale and Other revenues declined 6.5% y-o-y (+2.0 p.p. vs. Q4 24), mainly due to the non-linearity of Other revenues.
EBITDA grew 1.0% y-o-y supported by higher revenues and the various efficiency levers, notably those stemming from the realignment of the workforce effective at the beginning of March 2024 and the transformation of the network. The EBITDA margin in Q1 25 was 35.6% (-0.3 p.p. y-o-y). Moreover, EBITDAaL increased 1.0% thanks to the higher year-on-year stabilisation in the cost of leases.
Finally, EBITDAaL-CapEx increased 2.0% y-o-y and its margin over revenues reached 20% (+0.1 p.p. y-o-y) thanks to a containment of CapEx (-0.8% y-o-y) due to the end of fibre rollout (31m PPs) and despite the extension of the 5G+ footprint.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

28%	of total Telefónica Q1 25 organic revenue	35%	of total Telefónica Q1 25 organic EBITDA
Key Messages
•Excellent performance in contract and FTTH (y-o-y growth in accesses with low churn)
•Revenue growth above inflation in mobile and fixed (both +6.2%)
•EBITDA margin expansion (+0.7 p.p. y-o-y) despite the higher weight of digital services
Operating performance
On April 11th, the agreement between Telefónica Brasil and Anatel was formalised to migrate from the concession to authorisation regime. This agreement will allow the Company to transform its business and operations, positively impacting its results starting in 2025 .
Vivo's differential assets enable it to maintain clear leadership in mobile (39% market share), especially in contract (43%).
In mobile, contract accesses grew by 7% y-o-y, thanks to both the migration of prepaid customers and the growth in net adds. In February 2025, a frontbook tariff increase was announced, with an average increase slightly above inflation, keeping churn at very low levels (1.1%, stable y-o-y). Despite the growth in accesses, contract ARPU maintained its growth (+1.9% y-o-y).
In fixed, Vivo also maintains leadership with a market share in FTTH of 18%, significantly higher than its main competitors. The Company remains focused on FTTH growth, with accesses +13% y-o-y, now accounting for 96% of FBB accesses (+3 p.p. y-o-y). PPs reached 29.6m (take-up rate 24%, +1 p.p. y-o-y), making it the operator with the largest FTTH deployment in Latin America.
Vivo Total (combined FTTH + mobile offering) amounted to 2.7m accesses (+77% y-o-y), improving the average value of Vivo's customers, as bundled customers have better ARPU and lower churn.
Vivo continues to strengthen its ecosystem of accessory products with the acquisition of i2Go, a company specialised in the commercialization of smartphone accessories and consumer electronics, complementing the portfolio of products offered by the OVVI brand.
In Sustainability, Vivo was the leader in Anatel’s accessibility ranking that recognizes good practices in customer service for people with disabilities. Among these practices, the 2025 Trainee Program included 11% people with disabilities, as well as 56% of selected candidates identified as Black.
Financial performance
Revenue grew +6.2% in Q1 25 in local currency (-7.2% reported), driven by both the mobile and fixed business segments. Mobile service revenue grew +6.5%, supported by the increase in contract accesses and higher ARPU. Fixed revenue grew +6.2%, driven by FTTH, digital services, and the performance of the B2B segment. Digital services (B2C and B2B) increased +23.5%, now accounting for 11% of the company's total revenue, primarily leveraged by OTT services in B2C (+27.0%; 3.4m subscribers) and Cloud services in B2B (+38.3%).
EBITDA increased +8.0% in Q1 25 (-5.7% reported), supported by revenue growth with margin expansion (+0.7 p.p. y-o-y), despite higher costs associated with digital services and increased commercial expenses, which were partially offset by efficiencies achieved through digitalisation.
EBITDAaL-CapEx grew 14.5% y-o-y in Q1 25 (-0.1% reported) due to EBITDAaL growth (+8.0% y-o-y) and a reduction in CapEx (-0.3% y-o-y; CapEx/Revenue 13.0%, -0.9 p.p. y-o-y). The EBITDAaL-CapEx margin reached 19.0% (+1.4 p.p. y-o-y).

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

21%	of total Telefónica Q1 25 organic revenue	20%	of total Telefónica Q1 25 organic EBITDA

Key messages
•Operational momentum, contract net adds +4.5% y-o-y
•Financials reflecting anticipated headwinds from B2P transformation, handset declines and tougher comps
•Ongoing progress with network densification and 5G roll-out

Operating performance
T. Deutschland started 2025 focusing on operating profitability. In a dynamic market environment with higher commercial and promotional activity, the overall market remains structurally sound. The company’s mobile trading momentum benefited from continued network and service quality enhancements.
T. Deutschland remains committed to its ESG roadmap to deliver a sustainable digital future by striving for net zero emissions along the entire value chain (Scopes 1, 2+3) by 2040. T. Deutschland has again received excellent recognitions for its sustainability initiatives with a ranking in the highest category of the ESG Transparency Award as well as top marks in the Sustainalytics ESG risk rating.
Mobile contract net adds (ex. 3rd party MNO-accesses) were strong, +164k in Q1 25, supported by B2B customer wins and strengthened B2P partnerships, as well as the sustained attractiveness of the O2 brand. In a competitive environment, O2 contract churn level remained broadly stable at 1.1% y-o-y. Overall, mobile contract base (ex. 3rd party MNO-accesses) grew +5.0% y-o-y to 17.4m while the total mobile contract base (26.3m, -6.2% y-o-y) reflects the anticipated progress of customer migration in the partner business.
O2 contract ARPU was flattish y-o-y (-0.1%), driven by friends & family-offers, which naturally resulted in a higher share of 2nd and 3rd SIM cards in the base with lower ARPUs while being accretive to MSR.
Mobile prepaid posted -308k net disconnections in Q1 25 (Q1 24 -285k) mainly due to the ongoing German market trend from prepaid to postpaid migration.
Fixed broadband recorded zero net add growth in Q1 25 with cable and fibre net adds compensating for legacy DSL-churn. Overall, churn remained low while being slightly up (0.2 p.p. y-o-y) to 1.1% in Q1 25.

Financial performance
Revenue fell -2.0% in Q1 25, driven by a combination of trends in the mobile business. Mobile service revenue was -1.9% y-o-y, mainly due to the anticipated headwinds from B2P transformation, which were only partly compensated by core business momentum, including the solid customer intake from prior periods. Handset revenue declined -4.6% primarily as a result of the ongoing market trend of longer replacement cycles and somewhat mounting consumer reluctance to spend. Fixed revenue continued its upward trend, +2.2% y-o-y, on the back of an improved value-mix.
EBITDA faced tough comps in Q1 25, with focused strategy execution already a major driver of cost management in Q1 24. The -2.0% y-o-y decline also reflected headwinds from lower gross margins, as well as the anticipated changes in the partner business. This was partly offset by the company’s successfully implemented growth initiatives across business units. As a result, EBITDA margin stood unchanged at 31.1%.
CapEx shows the usual back-end loaded in-year phasing, -12.9% vs. Q1 24. Nonetheless, T. Deutschland executed more than 1.6k of network expansion measures and built 100 new sites in the quarter. As such, network coverage in communities and along railway routes and roads continued to improve; often bringing fast network coverage to sparsely populated regions for the first time. CapEx/Revenue ratio was 9.9% in Q1 25.
Consequently, Q1 EBITDAaL-CapEx posted +4.8% y-o-y and EBITDAaL-CapEx margin +0.8 p.p. y-o-y to 12.0%.

TELEFÓNICA TECH
(y-o-y changes in organic terms)

Key messages
•Revenue growing at 6.6% y-o-y
•Bookings increase and a healthy funnel give visibility for the rest of the year
•Improved delivery capabilities, market position and recognition among industry

During Q1 25, Telefónica Tech as a premier provider of NextGen solutions expanded capabilities through its Global Service Lines across different geographies. As a talent-led organisation, T. Tech has more than 7k FTEs (c. 80% in Europe) and holds +6.5k certifications in third-party technologies.
Telefónica Tech is recognized by Industry Analysts: “Leader: in Magic Quadrant Managed IoT Connectivity Services 2025” for 11th consecutive year and “Leader: in Magic Quadrant for 4G and 5G Private Mobile Network Services” by Gartner; ”Very strong in Collaboration and Customer Contact Solutions and in Managed Hybrid Cloud Services” and “Leader: in Global Industrial IoT Services” by Global Data.

Operating performance
Bookings increased in Q1 25 by 7% y-o-y, mostly driven by the private sector, in particular by Financial, Retail, Utilities, Health and Manufacturing verticals. Commercial funnel grew y-o-y at double-digit (>15%) with a healthy sales pipeline.
Cybersecurity capabilities were reinforced with the launch of i) Global Web Application Defense based on WAAP (Web App and API Protection) and the integration of IBM’s quantum-safe technology, ii) new Managed Security Services for Checkpoint and iii) AI-based services for access security with Palo Alto. Cloud capabilities were enhanced with new features in the proprietary cloud platform, such as object storage replication, and with the award received as “AWS Managed Services Provider” globally.
In AI & Data, Telefonica Tech Gen AI platform was launched to enable the rapid, secure, and efficient deployment of virtual assistants and AI agent for all size of enterprises. Regarding, IoT, a new mobility solution was launched with Keyless (enhancing driving experience by telematics data). Additionally, we partner with Dexory to automate warehouse inventories leveraging its digital twin platform with our proprietary IoT platform.
Finally, the value proposition for SMEs was reinforced with new security services in partnership with Proofpoint and Cisco ensuring secure network operations.
Financial Performance
Revenue (€508m) increased 6.6% y-o-y in Q1 25, slowing down from previous quarters mainly due to a deceleration in some markets (Hispam, UK and Germany) and some phasing in the closing of some contracts at the end of 2024.
Revenue mix is well-balanced in services (high weight from Managed & Professional services & own platforms) and geographies (>85% from hard-currency markets). Outlook for the rest of the year remains positive due to the good commercial performance and sales pipeline supports a positive revenue outlook.

TELEFÓNICA INFRA
Key Messages
•28.6m1 premises passed (PPs) with FTTH, >100k km2 of international connectivity
•Pursuing new initiatives in digital infra assets
•Telxius maintained a high profitability (50% EBITDA margin)

Operating performance
Telefónica Infra: maintains its role of growth optionality provider
In Spain, Bluevía (Vauban/CAA consortium 45%, Telefónica Infra 25% and Telefónica España 30%) is now focused on driving connections after reaching its target of 5m PPs.
In March, Fiberpass (Telefónica España 38%, Telefónica Infra 25% and Vodafone 37%) began its operations, with 3.6m PPs, offering wholesale services in urban and semiurban areas.
In Brazil, FiBrasil (CDPQ 50%, Telefónica Infra 25% and Telefónica Brasil 25%) connected 151 municipalities with high-quality fibre (4.4m PPs in 22 states), consolidating as a neutral fibre provider, ensuring connectivity to more than 50 ISPs.
In the UK, nexfibre (InfraVia Capital Partners 50%, Telefónica Infra 25% and Liberty Global 25%) continued to deploy fibre reaching 2.2m PPs, becoming the 2nd largest alternative network operator in the UK.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, Telefónica Infra 40% and Telefónica Deutschland 10%) is active in 8 federal states (“Länder”). Over 1m households are currently under construction or have already been deployed (0.6m already deployed).
ONNET Fibra Chile (KKR 60% and Telefónica Chile 40%), totaled 4.1m PPs as of Mar-25. Meanwhile, ONNET Fibra Colombia (KKR 60% and Telefónica Colombia 40%) progressed with its roll-out to 4.6m PPs and in Peru, Pangea totaled 3.2m PPs.
In March, Asterion Industrial Partners closed the disposal of Nabiax data centres to Aermont, including Telefónica’s 20% stake in the company at an attractive multiple of >40x EV/EBITDA.

Telxius: A leading global connectivity provider
During Q1 Telxius sustained positive traffic growth (+10% y-o-y), which, combined with the increase in the value of contracts signed with third parties (+91% y-o-y) and with continuous cost management, allowed it to maintain a high profitability (49.8% EBITDA margin). In addition, Telxius is now offering connect to Cloud, a service designed for carriers, ISPs, and companies with critical cloud workloads to provide private, stable, low-latency connectivity to major public cloud regions such as São Paulo (Brazil), Virginia and Miami (US), and Santiago (Chile). With coverage in strategic locations throughout America and Europe and access to the international backbone, Connect to Cloud allows clients to extend their infrastructure to the cloud ecosystem with the security and the performance that their business demands.

1     Included in the total Group´s FTTH PPs
2     International fibre as of Mar-25

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

14%	of total Telefónica Q1 25 organic revenue	9%	of total Telefónica Q1 25 organic EBITDA
Key Messages
•Accelerating strategy execution: sale of Peru and Argentina and binding agreement in Colombia
•Positive contract net adds in Q1 25 (after 5 quarters) due to improvement in Chile and Colombia
•Progress in transformation to fibre, with 98% of broadband accesses already connected to FTTH

Operating performance
In 2025, Telefónica Group's strategy in Hispam has been accelerated, reducing exposure to the region:
•On February 24, shares in Telefónica Argentina were sold for ~€1,189m. The signing and closing of the transaction took place simultaneously.
•On March 12, a binding agreement was reached with Millicom for the sale of 67.5% of Colombia Telecomunicaciones for ~€368m. Closing is subject to certain conditions, including regulatory approvals and agreements with minority shareholders.
•On April 13, Telefónica Hispam sold all of its shares in Telefónica del Perú, with the signing and closing of the transaction taking place simultaneously.
In Q1 25, mobile performed positively, reversing the negative trend of the last 5 quarters, with positive contract net adds (+58k vs. Q1 24 -106k and Q4 24 -57k) thanks to Mexico and the improvement in Colombia (launch of the single network).
In fixed, fibre accesses totalled 2.9m, increasing FTTH penetration over total broadband accesses by 6 p.p. y-o-y to 98%. PPs amounted to 13.6m (+2.2m y-o-y).
Financial performance
Revenue declined 3.4% y-o-y, impacted by Chile (revenue associated with shutdown of legacy network were recorded in Q1 24) and Colombia (weaker B2B performance); partially offset by service revenue from Mexico, which continue to show solid growth (+5.0% y-o-y).
EBITDA declined 9.8% vs. Q1 24, mainly driven by the impacts mentioned above. EBITDA margin stood at 20.7%, -1.5 p.p. y-o-y.
EBITDAaL-CapEx fell 30.9% y-o-y, mainly due to the performance of EBITDA and higher lease expenses in Colombia (associated to the start of operations of the single network). CapEx increased 4.1% vs. Q1 24, largely a result of the network quality improvement in Chile.
Evolution by Country
•Chile: Commercial results continue to show a clear improvement, reversing the negative trend in previous quarters in mobile contract, with positive net adds in Q1 25 (+3k; Q1 24 -43k) following the regulator's restrictive measures announced in February for portability (minimum 120-day permanence with the operator of origin, having paid the debt issued and biometric validation of the registration). This measures allowed mobile contract portability in the market fell in Mar-25 by approximately 22% vs. 6 months average. Service revenue fell by 5.6% y-o-y and EBITDA by 10.6%, mainly due to the Q1 24 revenue associated with shutdown of legacy network (excluding this impact, revenue and EBITDA would have grown y-o-y). Movistar Chile obtained the recertification of the ISO 50001 standard, awarded by AENOR, reaffirming its commitment with efficient energy and sustainable operations.

•Colombia: The launch of the single network announced in Dec-24 (integration of Movistar and Tigo's mobile access infrastructures under a jointly-owned Company, extending coverage and making a more efficient use of resources) has led to a commercial improvement in mobile. In contract, Q1 25 net adds amounted to +26k (Q4 24 -62k, Q1 24 -129k) and in prepaid to +192k. Service revenue declined by 6.2% y-o-y and EBITDA by 23.5%, mainly due to the B2B business performance. Telefónica Movistar Colombia’s “Mujeres en Red” program has been recognized as a standout initiative in the World Economic Forum’s 2025 Diversity, Equity, and Inclusion Report, positioning it as a global reference in equal opportunity and women’s empowerment.
•México: Mobile contract continued to perform well, with 48k net additions in Q1 25. Service revenue grew 5.0% y-o-y, primarily supported by contract and B2B. EBITDA increased 0.1% y-o-y. The first Supplier Forum of 2025 was held, where we reinforced our commitment to extending corporate responsibility throughout the entire value chain.

Joint Venture, VMO2
(100% of VMO2; y-o-y changes in organic terms)
Key messages
•Sustained fixed growth, with ARPU growth of 1.6% y-o-y supported by value retention focus
•Revenue excluding handset and nexfibre construction returns to growth
•Key network programmes of fibre and 5G rollout progress

Operating performance
VMO2 remained focused on executing against its strategic priorities, retaining customer value through fast and reliable connectivity, disciplined pricing, and enhanced service despite a tougher trading environment. The company continued to invest in its networks and services to support future growth, while delivering further progress on its turnaround strategy, reflected in lower complaints and higher customer satisfaction.
The fixed footprint now reaches 18.4m UBB PPs, with 165k passed in Q1 25, driven by the ongoing nexfibre build. Additionally, the company announced the launch of trials for a giffgaff fibre broadband service, building on the brand’s successful track record in mobile to reach new customer segments and further leverage VMO2’s wholesale capabilities. In mobile, investment in 5G coverage and capacity advanced, with 5G coverage now reaching 77% of the UK population.
VMO2 kept progressing its ESG strategy through new circularity initiatives. In 2025, the company pledged to donate 12k devices to help digitally excluded individuals, while promoting its O2 Recycle scheme, which encourages households to return unused tech for compensation, enabling meaningful reuse for those in need.
The contract mobile base fell -123k in Q1 25 (-134k in Q1 24), primarily driven by large enterprise and public sector customer disconnections, a lower ARPU segment, while consumer performance improved compared to Q1 2024. This was reflected in O2 mobile contract churn, which remained stable q-o-q at 1.1%.
In Q1 25, IoT accesses increased by 298k (+413k in Q1 24), helping to sustain the mobile contract base, which remained at a robust 35.6m.
Fixed broadband net adds were broadly stable at -44k in Q1 25 (+5k in Q1 24), primarily due to an increased level of churn in the quarter following significant market discounting. Consumer fixed revenue growth was driven by a continued increase in ARPU per fixed-line, more than offsetting the net customer reduction.

Financial performance
Revenue decreased -4.2% y-o-y in Q1 25 with mobile revenues -1.1% y-o-y in Q1 25, with a low margin handset sales decline (-6.6% y-o-y) as the primary trading driver, partially offset by the benefit of price rise phasing to service revenues. Fixed revenue increased +0.7% y-o-y in Q1, with continued ARPU growth (+1.6% y-o-y) supported by value focus, while B2B declined -7.9% y-o-y in Q1 largely reflecting a reduced level of long-term leases being entered into and lower annuity revenues. Other revenue fell -34.2% y-o-y, driven by a reduced level of nexfibre construction revenue.
EBITDA fell -3.1% y-o-y in Q1 25, attributable to a reduction in nexfibre construction, with growth excluding this impact supported by increased core revenues, reflecting an improved revenue mix, and cost efficiencies.
Q1 25 CapEx decreased by -12.9% y-o-y with a CapEx/Revenue ratio of 20.1%. As such, EBITDAaL-CapEx increased +15.2% y-o-y and EBITDAaL-CapEx/Revenue stood at 13.9%.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	Q1 25	Q1 24	y-o-y % Chg	y-o-y % Org. Chg

Revenue	9,221	9,497	(2.9)	1.3
Other income	380	276	37.5	6.1
Operating expenses	(6,535)	(6,616)	(1.2)	1.9
Impairments & losses on disposal of assets	(8)	(11)	(24.9)	(23.3)
EBITDA (1)	3,058	3,146	(2.8)
Depreciation and amortisation	(1,949)	(2,018)	(3.4)
Operating income (OI)	1,109	1,128	(1.7)
Share of profit (loss) of investments accounted for by the equity method	(113)	45	c.s.
Net financial income (expense)	(361)	(430)	(16.1)
Profit before taxes	635	743	(14.6)
Corporate income tax	(174)	(136)	28.1
Profit for the period from continuing operations	461	608	(24.2)
Profit for the period from discontinued operations	(1,732)	(44)	n.s.
Profit for the period	(1,271)	563	c.s.
Attributable to equity holders of the Parent:	(1,304)	533	c.s.
From continuing operations	427	576	(26.0)
From discontinued operations	(1,731)	(44)	n.s.
Attributable to non-controlling interests:	33	31	6.6
From continuing operations	34	31	9.3
From discontinued operations	(1)	(1)	155.5

EBITDA*	3,014	3,146	(4.2)	0.6
EBITDA* margin	32.7%	33.1%	(0.4 p.p.)	(0.2 p.p.)

Weighted average number of ordinary shares outstanding during the period (millions)	5,637	5,633	0.1
Basic earnings per share attributable to equity holders of the Parent (€):	(0.24)	0.08	c.s.
From continuing operations (€)	0.06	0.09	(29.0)
From discontinued operations (€)	(0.31)	(0.01)	n.s.
Basic* earnings per share attributable to equity holders of the Parent from continuing operations (€)	0.08	0.11	(20.9)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€66m in Q1 25 and -€69m in Q1 24), by the weighted average number of ordinary shares outstanding during the period.
- Group consolidated results deconsolidate Telefónica Argentina since February 24, 2025, and Telefónica Peru’s assets and liabilities have been reclassified as held for sale at March 31, 2025 after its sale on April 13, 2025. According to IFRS, Telefónica Argentina and Telefónica Peru have been reported as discontinued operations within the Telefónica Group and 2024 results have been revised accordingly.
(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.
(1) Q1 25 EBITDA included €96m capital gain related with the sale of 20% stake in Nabiax (data centre business) and €52m of restructuring costs mainly in Other Co. & Eliminations.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Mar 25	Dec 24	% Chg

Non-current assets	75,464	78,133	(3.4)
Intangible assets	9,798	9,875	(0.8)
Goodwill	16,708	16,461	1.5
Property, plant and equipment	19,633	21,439	(8.4)
Rights of Use	7,613	7,907	(3.7)
Investments accounted for by the equity method	8,159	8,375	(2.6)
Financial assets and other non-current assets	7,103	7,403	(4.0)
Deferred tax assets	6,450	6,673	(3.3)
Current assets	23,550	22,369	5.3
Inventories	906	954	(5.0)
Receivables and other current assets	9,800	10,445	(6.2)
Tax receivables	936	970	(3.5)
Other current financial assets	3,092	1,800	71.7
Cash and cash equivalents	7,059	8,062	(12.4)
Non-current assets and disposal groups held for sale	1,757	138	n.s.

Total Assets = Total Equity and Liabilities	99,014	100,502	(1.5)

Equity	23,665	22,749	4.0
Equity attributable to equity holders of the parent and other holders of equity instruments	19,717	19,347	1.9
Equity attributable to non-controlling interests	3,948	3,402	16.1
Non-current liabilities	51,095	52,019	(1.8)
Non-current financial liabilities	32,865	33,192	(1.0)
Non-current lease liabilities	5,768	6,077	(5.1)
Payables and other non-current liabilities	3,823	3,693	3.5
Deferred tax liabilities	3,049	2,905	5.0
Non-current provisions	5,591	6,152	(9.1)
Current liabilities	24,254	25,734	(5.7)
Current financial liabilities	4,826	5,590	(13.7)
Current lease liabilities	2,024	2,226	(9.1)
Payables and other current liabilities	13,154	14,606	(9.9)
Current tax payables	740	1,614	(54.2)
Current provisions	1,496	1,665	(10.1)
Liabilities associated with non-current assets and disposal groups held for sale	2,013	33	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €1,018m, €1,827m included as financial liabilities and €2,845m included as financial assets.
- Group consolidated results deconsolidate Telefónica Argentina since February 24, 2025, and Telefónica Peru’s assets and liabilities have been reclassified as held for sale at March 31, 2025, after its sale on April 13, 2025.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	Q1 25	Q1 24	y-o-y % Chg

Cash received from operations	11,498	11,717
Cash paid from operations	(8,845)	(8,912)
Net payments of interest and other financial expenses net of dividends received	(608)	(554)
Taxes proceeds/(paid)	(170)	(158)
Net cash flow provided by operating activities from continuing operations	1,875	2,093	(10.4)
Net cash flow provided by operating activities from discontinued operations	(38)	140	c.s.
Net cash flow provided by operating activities	1,837	2,233	(17.7)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(1,408)	(1,408)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	1,008	(25)
Proceeds/(payments) on financial investments not included under cash equivalents	279	(11)
Net proceeds/(Payments) for temporary financial investments	(1,526)	(354)
Net cash flow used in investing activities from continuing operations	(1,647)	(1,798)	(8.4)
Net cash flow used in investing activities from discontinued operations	(87)	(194)	(55.2)
Net cash flow used in investing activities	(1,734)	(1,992)	(13.0)

Dividends paid	(119)	(144)
Proceeds/(payments) from share capital increase/(decrease) with minorities interest	(3)	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(88)	(899)
Operations with other equity holders (1)	—	(66)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	1,425	1,953
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,485)	(1,160)
Lease Principal Payments	(722)	(633)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(41)	(28)
Net cash used in financing activities from continuing operations	(1,033)	(977)	5.7
Net cash used in financing activities from discontinued operations	(34)	(28)	21.4
Net cash used in financing activities	(1,067)	(1,005)	6.2

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(39)	39
Net increase (decrease) in cash and cash equivalents during the year	(1,003)	(725)	38.3

Cash and cash equivalents at the beginning of the period	8,062	7,151
Cash and cash equivalents at the end of the period	7,059	6,426
(1) Includes issuance and coupons of undated deeply subordinated securities.
- Group consolidated results deconsolidate Telefónica Argentina since February 24, 2025, and Telefónica Peru’s assets and liabilities have been reclassified as held for sale at March 31, 2025 after its sale on April 13, 2025. According to IFRS, Telefónica Argentina and Telefónica Peru have been reported as discontinued operations within the Telefónica Group and 2024 results have been revised accordingly.

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
Group consolidated results deconsolidate Telefónica Argentina since February 24, 2025, and Telefónica Peru’s assets and liabilities have been reclassified as held for sale at March 31, 2025 after its sale on April 13, 2025. According to IFRS, Telefónica Argentina and Telefónica Peru have been reported as discontinued operations within the Telefónica Group and 2024 results have been revised accordingly.
EBITDA and EBITDAaL (from continuing operations)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
EBITDAaL-CapEx (from continuing operations)
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx (from continuing operations)
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.
•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.

Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein.
Organic variations are used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2025/2024 is defined as the reported variation adjusted by the following factors:
•Considers a constant perimeter of consolidation and discontinued operations are excluded.
•Does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx also excludes investment in spectrum.
•Assumes average constant foreign exchange rates of 2024. The reported variation of the companies of countries with hyperinflationary economies (Venezuela) is excluded.
Debt indicators
a.Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities”, “Payables and other current liabilities” and “Current tax payables” (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.

Free Cash Flow (from continuing operations)
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities from continuing operations” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
We only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalizations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
Adjusted Net Income and Adjusted EPS (from continuing operations)
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.
The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
The detailed calculation of the Group's EBITDA and EBITDAaL, the reconciliation between Reported and Adjusted data, the organic variations, the reconciliation of the Group's gross financial debt, net financial debt and net financial debt plus leases, the reconciliation of the Group's leverage ratio, and the reconciliation of Group's net cash flow from operations and the Free cash flow can be found in Jan-Mar 2025 selected financial information.
Furthermore, the “Alternative measures not defined in IFRS” are detailed in the Note 2 of the consolidated financial statements published by the Group for 2024.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations.
Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”).
You are cautioned not to place undue reliance on any forward-looking statements contained in this document. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this document are included in the Appendix “Alternative performance measures”, page 21 of this document. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies.
Moreover, the information contained herein should be considered only together with Telefónica’s consolidated financial statements and consolidated management report for 2024, submitted to the CNMV, in Note 2, page 15 of the .pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 14, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.